Exhibit 99.1

XOMA Highlights Recent Achievements and Reports Financial Results for the Third Quarter of 2014

BERKELEY, Calif., Nov. 6, 2014 -- XOMA Corporation (Nasdaq:XOMA), a leader in the discovery and development of therapeutic antibodies, today reported its operational highlights and financial results for the quarter ended September 30, 2014.

Recent Highlights:
•	Opened EYEGUARD-US, a clinical trial conducted at centers in the United States to study gevokizumab in patients with active or controlled Behçet’s disease uveitis as part of a broader strategy to file the first Biologics Licensing Application (BLA) for gevokizumab in Behçet’s disease uveitis.

•	Opened the first of two pivotal Phase 3 gevokizumab studies in patients with pyoderma gangrenosum (PG), a rare neutrophilic dermatosis of painful expanding necrotic skin ulcers.

•	Launched clinical development of XOMA 358, a fully human, allosteric monoclonal antibody that inhibits both the binding of insulin to its receptor and downstream insulin signaling. XOMA 358 is being evaluated for the treatment of non-drug-induced, endogenous hyperinsulinemic hypoglycemia (low blood glucose caused by excessive insulin produced endogenously).

•	Concluded a license agreement with Texas A&M University System providing them with non-exclusive access to XOMA’s patented design covering the flexible arrangement of mobile clean rooms within the manufacturing facility. This technology may become an important component of vaccine and medical countermeasure technologies.

“Our clinical development teams have been very productive in the past few months, opening both the EYEGUARD-US clinical study and the gevokizumab Phase 3 pyoderma gangrenosum study, while driving enrollment in our EYEGUARD-A and -C trials.  They also exceeded our expectations with the launch of a Phase 1 study for XOMA 358, a novel monoclonal antibody discovered and developed at XOMA,” stated John Varian, Chief Executive Officer of XOMA.  “The EYEGUARD program, particularly the studies in Behçet’s disease uveitis, puts us on the pathway to submit XOMA’s first Biologics Licensing Application for gevokizumab, approval of which allows us to achieve our goal of transforming into a commercial organization marketing our products to the U.S. specialist prescriber.

“People who live with conditions affecting insulin signaling that results in excess insulin secretion need access to improved therapies to manage their disease.  The start of our clinical activities for XOMA 358 in this area sends a clear signal of our commitment to develop new therapeutic options for patients with significant unmet medical needs,” Mr. Varian concluded.

Financial Results
The financial results for 2014 reflect reduced reimbursements from SERVIER associated with gevokizumab development activities, as SERVIER met the initial $50 million cap of fully reimbursable NIU costs during the third quarter of 2013.  XOMA now pays 50% of the gevokizumab development costs in NIU.  The comparisons between the third quarters ended September 30, 2014 and 2013, reflect this development.

XOMA reported total revenues of $5.1 million in the third quarter ended September 30, 2014, compared with $6.3 million in the corresponding period of 2013.  Reimbursements from our cost sharing collaboration with SERVIER are booked as revenues and are the primary driver of the $1.2 million decrease in revenue.

Research and development expenses for the third quarter of 2014 were $20.2 million, compared with $18.2 million in the corresponding period of 2013.  The increase reflects higher clinical trial costs associated with XOMA’s gevokizumab clinical development programs and increased in personnel costs, including an increase in stock-based compensation, partially offset by decreased spending in external manufacturing related to the timing of activities performed and preclinical development. Selling, general and administrative expenses were $5.4 million in the third quarter of 2014, as compared to $5.2 million in the corresponding quarter of 2013.  The increase reflects an increase in stock-based compensation.

For the third quarter of 2014, XOMA had a net loss of $14.4 million, compared with a net loss of $29.6 million for the third quarter of 2013, a decrease of $15.2 million.  The net loss for the third quarter of 2014 included a non-cash gain of $5.7 million, whereas the third quarter of 2013 had a non-cash charge of $11.1 million, both of which were related to the revaluation of contingent warrant liabilities associated with fluctuations in the value of XOMA's stock price.  Excluding these non-cash charges, net loss in the quarters ended September 30, 2014 and 2013, were $20.1 million and $18.5 million, respectively.

At September 30, 2014, XOMA had cash, cash equivalents, and short-term investments of $59.1 million.  At December 31, 2013, the Company had cash, cash equivalents, and short-term investments of $121.6 million.

2014 Guidance
The Company reconfirmed its anticipated cash used in ongoing operating activities during 2014 will be approximately $55.0 - $60.0 million.  The Company’s principal expenditures are towards costs associated with its gevokizumab Phase 3 clinical programs: the EYEGUARD program and the pyoderma gangrenosum program.  The guidance assumes license and contract-related revenue to be received prior to yearend.  This guidance initially was provided on March 4, 2014.

Investor Conference Call and Webcast
XOMA will host a conference call and webcast today, November 6, 2014, at 4:30 p.m. ET / 1:30 p.m PT. The webcast can be accessed via the Investors and Media section of XOMA's website at http://investors.xoma.xom/events and will be available for replay until close of business on February 7, 2015.  Telephone numbers for the live audiocast are 877-369-6589 (U.S./Canada) and 408-337-0122 (international).

About Gevokizumab
Gevokizumab is a potent monoclonal antibody with unique allosteric modulating properties that has the potential to treat patients with a wide variety of inflammatory and other diseases.  Gevokizumab binds strongly to interleukin-1 beta (IL-1 beta), a pro-inflammatory cytokine, and modulates the cellular signaling events that produce inflammation.  IL-1 beta has been shown to be involved in diverse array of disease states, including Behçet's disease uveitis, non-infectious uveitis, pyoderma gangrenosum, cardiovascular disease, and other auto-inflammatory diseases.

Gevokizumab currently is being studied in multiple indications, including several global Phase 3 clinical programs, including Behçet’s disease uveitis, non-infectious uveitis and pyoderma gangrenosum.  Information about all gevokizumab clinical studies can be found at www.clinicaltrials.gov and www.clinicaltrialsregister.eu.

About XOMA 358
Insulin is the major hormone for lowering blood glucose levels. Abnormal increases in insulin secretion can lead to profound hypoglycemia (low blood sugar), a state that may result in significant morbidities including cerebral damage and epilepsy. In some instances, profound hypoglycemia can result in fatality. XOMA 358 is a fully human monoclonal allosteric modulating antibody that binds to insulin receptors and attenuates insulin action. This is the lead compound from the Company's XMetD program, which is designed to negatively modulate the insulin receptor and its downstream signaling capabilities. XOMA 358 is being investigated as a novel treatment for non-drug-induced, endogenous hyperinsulinemic hypoglycemia (low blood glucose caused by excessive insulin produced by the body). A therapy that safely and effectively mitigates insulin-induced hypoglycemia has the potential to address a significant unmet therapeutic need for certain rare medical conditions associated with hyperinsulinism.

About XOMA Corporation
XOMA’s innovative product candidates are the result of the Company’s expertise in developing allosteric modulating monoclonal antibodies, which has created opportunities to develop new classes of therapeutic antibodies with the potential to treat a wide range of human diseases. XOMA is developing its lead product gevokizumab (IL-1 beta modulating antibody) with SERVIER through a global Phase 3 program for Behçet’s disease uveitis, non-infectious uveitis, and pyoderma gangrenosum and ongoing proof-of-concept studies in other IL-1-mediated diseases. XOMA's scientific research also produced the XMet program, which consists of three classes of antibodies, including XOMA 358, an allosteric monoclonal antibody that reduces both the binding of insulin to its receptor and downstream insulin signaling, that could have a major effect on the treatment of abnormal metabolic states.

More detailed information can be found at www.xoma.com.

About SERVIER
Founded in 1954, SERVIER is an independent French pharmaceutical research company. Its development is based on the continuous pursuit of innovation in the therapeutic areas of cardiovascular, metabolic, neurologic, psychiatric, bone and joint diseases, as well as cancer. In 2013, the company recorded a turnover of 4.2 billion euros. 91% of SERVIER drugs are consumed internationally. 27% of turnover from SERVIER drugs were reinvested in Research and Development in 2013. With a strong international presence in 140 countries, SERVIER employs more than 21,000 people worldwide. The SERVIER Group contributed 35% to the 2013 French trade surplus in the pharmaceuticals sector.

More detailed information can be found at www.servier.com.

Forward-Looking Statements
Certain statements contained in this press release including, but not limited to, statements related to anticipated timing of initiation and completion of clinical trials, anticipated size and rate of enrollment of clinical trials, regulatory approval of unapproved product candidates, the anticipated success of any product launch, anticipated license revenues, sufficiency of our cash resources and anticipated levels of cash utilization, or statements that otherwise relate to future periods are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate, and actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market. Potential risks to XOMA meeting these expectations are described in more detail in XOMA's most recent filing on Form 10-K and in other SEC filings. Consider such risks carefully when considering XOMA's prospects. Any forward-looking statement in this press release represents XOMA's views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. XOMA disclaims any obligation to update any forward-looking statement, except as required by applicable law.

XOMA Corporation
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(unaudited)
(in thousands, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Revenues:
License and collaborative fees	$2,450	$1,574	$4,615	$2,578
Contract and other	2,686	4,738	9,903	20,339
Total revenues	5,136	6,312	14,518	22,917

Operating expenses:
Research and development	20,235	18,198	61,371	51,905
Selling, general and administrative	5,354	5,225	15,768	13,429
Restructuring	-	112	84	209
Total operating expenses	25,589	23,535	77,223	65,543

Loss from operations	(20,453)	(17,223)	(62,705)	(42,626)

Other (expense) income, net:
Interest expense	(1,060)	(1,159)	(3,295)	(3,495)
Other income (expense), net	1,393	(132)	1,332	92
Revaluation of contingent warrant liabilities	5,721	(11,125)	33,685	(25,745)
Net loss before taxes	(14,399)	(29,639)	(30,983)	(71,774)

Provision for income tax benefit	-	15	-	15

Net loss	$(14,399)	$(29,624)	$(30,983)	$(71,759)

Basic net loss per share of common stock	$(0.13)	$(0.34)	$(0.29)	$(0.85)
Diluted net loss per share of common stock	$(0.17)	$(0.34)	$(0.55)	$(0.85)

Shares used in computing basic net loss per share of common stock	107,208	87,033	106,768	84,205
Shares used in computing diluted net loss per share of common stock	114,323	87,033	114,876	84,205

Other comprehensive loss:
Net loss	$(14,399)	$(29,624)	$(30,983)	$(71,759)
Net unrealized (loss) gain on available-for-sale securities	(2)	-	5	-
Comprehensive loss	$(14,401)	$(29,624)	$(30,978)	$(71,759)

XOMA Corporation
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	September 30, 2014	December 31, 2013
	(unaudited)	(Note 1)
ASSETS
Current assets:
Cash and cash equivalents	$54,060	$101,659
Short-term investments	5,000	19,990
Trade and other receivables, net	3,420	3,781
Prepaid expenses and other current assets	2,348	1,630
Total current assets	64,828	127,060
Property and equipment, net	5,286	6,456
Other assets	819	1,266
Total assets	$70,933	$134,782

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$7,517	$9,616
Accrued and other liabilities	7,503	9,934
Deferred revenue	1,089	2,218
Interest bearing obligation – current	20,030	5,835
Accrued Interest on interest bearing obligations – current	237	2,042
Total current liabilities	36,376	29,645
Deferred revenue – long-term	2,469	4,105
Interest bearing obligations – long-term	16,556	35,150
Contingent warrant liabilities	33,658	69,869
Total liabilities	89,059	138,769

Stockholders’ deficit:
Common stock, $0.0075 par value, 277,333,332 shares authorized, 107,373,962 and 105,386,216 shares issued and outstanding at September 30, 2014 and December 31, 2013, respectively	802	787
Additional paid-in capital	1,093,227	1,076,403
Accumulated comprehensive income (loss)	4	(1)
Accumulated deficit	(1,112,159)	(1,081,176)
Total stockholders’ deficit	(18,126)	(3,987)
Total liabilities and stockholders’ deficit	$70,933	$134,782

(Note 1) The condensed consolidated balance sheet as of December 31, 2013 has been derived from the audited consolidated financial statements as of that date included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013.

CONTACT: XOMA Corporation

Company and Investor Contact:
Ashleigh Barreto
510-204-7482
barreto@xoma.com

Juliane Snowden
The Oratorium Group, LLC
jsnowden@oratoriumgroup.com

Media Contact:
Pascale Communications
Julia Brannan
908-464-2470
Julia@pascalecommunications.com